ACTION BY WRITTEN CONSENT
OF THE SHAREHOLDERs OF
TGK ENTERTAINMENT, INC.
IN LIEU OF AN ORGANIZATIONAL MEETING

The undersigned, being the initial shareholders (the "**Shareholder**") of TGK ENTERTAINMENT, INC., a South Carolina corporation (the "**Corporation**"), acting pursuant to Section 33-2-105 of the South Carolina Business Corporation Act, hereby adopt by this written consent the following resolutions with the same force and effect as if they had been unanimously adopted at a duly convened meeting of the shareholders and direct that this written consent be filed with the minutes of the proceedings of the Corporation:

WHEREAS, the Corporation has been duly formed pursuant to that certain Plan of Conversion of TGK Entertainment, LLC and its Certificate of Conversion, relying upon the authority granted pursuant to that certain Written Consent, dated March 16, 2023; now, therefore be it

Confirmation of Election of Initial Director

RESOLVED, that the following individuals (the "**Directors**") are hereby elected to serve as directors on the Corporation's Board of Directors to serve until their successor or successors should be duly qualified and appointed:

Adetokumboh M'Cormack
Chris Freeman

; and be it further

Adoption of Bylaws

RESOLVED, that the Bylaws for this corporation have been approved and adopted by the Director and Shareholder as the Bylaws of this corporation, and a copy of such bylaws shall be placed in the corporate minute book substantially in the form as attached hereto as **Exhibit A**; and be it further

Allocation and Issuance of Shares

RESOLVED, that the Corporation shall have a 15,000,000 authorized shares of capital stock comprised of (i) 10,000,000 shares of Common Stock, (ii) 2,500,000 shares of Series Seed Preferred Stock, and (iii) 2,500,000 shares of Non-Voting CF Preferred Stock, whose preferences shall be designated in the Corporation's Articles of Incorporation, as amended, including pursuant its Certificate of Conversion; and be it further

RESOLVED, that the Corporation hereby confirms and ratifies the original issuance of 5,000,000 shares of Common Stock, with 3,500,000 shares to, **Adetokumboh M'Cormack** effective upon the conversion and, immediately following, the issuance of 1,500,000 shares of

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Common Stock to **Chris Freeman**, while all other allocated shares to remain reserved for issuance in the Corporation's treasury; and be it further

Ratification of Shareholders Agreement

RESOLVED, that the Corporation and its Shareholders have entered into that certain Shareholders Agreement dated even herewith, a copy of which is attached hereto as **Exhibit B,** and such agreement is hereby ratified and approved and shall be placed in the records of the Corporation.

Election of Officers

RESOLVED, that the Shareholder and Director hereby ratifies, confirms and approves the election of the following to serve until their successor or successors are chosen and qualify or until their earlier resignation, removal from office or death:

Adetokumboh M'Cormack,	President and Chief Executive Officer
Chris Freeman	Chief Financial Officer

RESOLVED, that the Corporation does hereby ratify, confirm and approve all acts taken by such officer of the Corporation elected above on or prior to the date hereof; and be it further

General Authorizations

RESOLVED, that Adetokumboh M'Cormack, as Chief Executive Officer, be, and he hereby is, authorized (i) to prepare, execute, deliver and perform, as the case may be, such agreements, amendments, applications, approvals, certificates, communications, consents, demands, directions, documents, further assurances, instruments, notices, orders, requests, resolutions, supplements or undertakings, (ii) to pay or cause to be paid on behalf of the Corporation any related costs and expenses and (iii) to take such other actions, in the name and on behalf of the Corporation, as such officer, in his discretion, shall deem necessary or advisable to complete and effect the foregoing transactions or to carry out the intent and purposes of the foregoing resolutions and the transactions contemplated thereby, the preparation, execution, delivery and performance of any such agreements, amendments, applications, approvals, certificates, communications, consents, demands, directions, documents, further assurances, instruments, notices, orders, requests, resolutions, supplements or undertakings, the payment of any such costs or expenses and the performance of any such other acts shall be conclusive evidence of the approval of the shareholder thereof and all matters relating thereto; and be it further

RESOLVED, that all actions heretofore taken by such officer of the Corporation in connection with the transactions contemplated by the foregoing resolutions be, and hereby are, approved, ratified and confirmed in all respects.

[*Signatures on following page.*]

IN WITNESS WHEREOF, the undersigned, being the shareholders and director of TGK Entertainment, Inc., has executed this written consent as of this 16th day of March, 2023.

SHAREHOLDERS:

____
Adetokumboh M'Cormack

Chris W. Freeman
____
Chris Freeman

DIRECTORS:

____
Adetokumboh M'Cormack

Chris W. Freeman
____
Chris Freeman

[*Signature page TGK Entertainment, Inc. Organizational Minutes and Resolutions*]

Exhibit A: Form of Bylaws
Exhibit B: Shareholders Agreement

BYLAWS

OF

TGK ENTERTAINMENT, INC.
A South Carolina corporation

ARTICLE I
Meetings of Stockholders

Section 1.1. Annual Meetings. If required by applicable law, an annual meeting of stockholders shall be held for the election of directors at such date, time and place, if any, either within or without the State of South Carolina, as may be designated by resolution of the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting.

Section 1.2. Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, but such special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 1.3. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the articles of incorporation or these bylaws, the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation.

Section 1.4. Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5. Quorum. Except as otherwise provided by law, the articles of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a

quorum, the stockholders so present may, by a majority in voting power thereof, adjourn the meeting from time to time in the manner provided in Section 1.4 of these bylaws until a quorum shall attend. Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the corporation or any subsidiary of the corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. Organization. Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in his or her absence by Chief Executive Officer, or in his or her absence by the President, or in the absence of the foregoing persons by a chairperson designated by the Board of Directors, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. Voting; Proxies. Except as otherwise provided by or pursuant to the provisions of the articles of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the articles of incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the corporation, or applicable law or pursuant to any regulation applicable to the corporation or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of the corporation which are present in person or by proxy and entitled to vote thereon.

Section 1.8. Fixing Date for Determination of Stockholders of Record. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (1) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment

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thereof, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting; (2) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten (10) days from the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (3) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action of the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with applicable law, or, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 1.9. List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the corporation. The list of stockholders must also be open to examination at the meeting as required by applicable law. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.9 or to vote in person or by proxy at any meeting of stockholders.

Section 1.10. Action By Written Consent of Stockholders. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the corporation by delivery to its registered office in the State of South Carolina, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section, written consents

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signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the corporation.

Section 1.11. Inspectors of Election. The corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Section 1.12. Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of

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stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE II
Board of Directors

Section 2.1. Size of Board of Directors. The Board of Directors shall consist of no less than one (1) directors and no more than seven (7) directors.

Section 2.2. Election; Resignation; Vacancies. The Board of Directors shall initially consist of the persons elected by the initial founding shareholders of the corporation, and each director so elected shall hold office for the balance of applicable term of the or until his or her successor is duly elected and qualified. Subject to any applicable terms of any stockholders' agreement to which the Company and at least a majority of the corporation's stockholders are parties (a "Stockholders Agreement"), at the first annual meeting of stockholders and at each annual meeting thereafter, the stockholders shall elect directors whose terms are expiring each of whom shall hold office for the applicable term of such directors or until his or her successor is duly elected and qualified, subject to such director's earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the corporation. Unless otherwise provided by law or the articles of incorporation or the Stockholders Agreement, any newly created directorship or any vacancy occurring in the Board of Directors for any cause may be filled by a majority of the remaining members of the Board of Directors, although such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.

Section 2.3. Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of South Carolina and at such times as the Board of Directors may from time to time determine.

Section 2.4. Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of South Carolina whenever called by the Chief Executive Officer, President, any Vice President, the Secretary, or by any member of the Board of Directors. Notice of a special meeting of the Board of Directors shall be given by the person or persons calling the meeting at least twenty-four hours before the special meeting.

Section 2.5. Telephonic Meetings Permitted. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all

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persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

Section 2.6. Quorum; Vote Required for Action. At all meetings of the Board of Directors, the directors entitled to cast a majority of the votes of the shareholders of the Company shall constitute a quorum for the transaction of business. Except in cases in which the articles of incorporation, as the same may be amended from time to time, these bylaws or applicable law otherwise provides, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in his or her absence by the President, or in their absence by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.9. Action by Unanimous Consent of Directors. Unless otherwise restricted by the articles of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the board or committee in accordance with applicable law.

ARTICLE III
Committees

Section 3.1. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it.

Section 3.2. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these bylaws.

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ARTICLE IV
Officers

Section 4.1. Officers; Election; Qualifications; Term of Office; Resignation; Removal; Vacancies. The Board of Directors shall elect a Chief Executive Officer, a President, a Chief Financial Officer and Secretary, and it may, if it so determines, choose a Chairperson of the Board and a Vice Chairperson of the Board from among its members. The Board of Directors may also choose one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers and such other officers as it shall from time to time deem necessary or desirable. Each such officer shall hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the corporation. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the corporation. Any number of offices may be held by the same person. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 4.2. Powers and Duties of Officers. The officers of the corporation shall have such powers and duties in the management of the corporation as may be prescribed in a resolution by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

Section 4.3. Appointing Attorneys and Agents; Voting Securities of Other Entities. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairperson of the Board, the President or any Vice President may from time to time appoint an attorney or attorneys or agent or agents of the corporation, in the name and on behalf of the corporation, to cast the votes which the corporation may be entitled to cast as the holder of stock or other securities in any other corporation or other entity, any of whose stock or other securities may be held by the corporation, at meetings of the holders of the stock or other securities of such other corporation or other entity, or to consent in writing, in the name of the corporation as such holder, to any action by such other corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consents, and may execute or cause to be executed in the name and on behalf of the corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he or she may deem necessary or proper. Any of the rights set forth in this Section 4.3, which may be delegated to an attorney or agent may also be exercised directly by the Chairperson of the Board, the President or the Vice President.

ARTICLE V
Stock

Section 5.1. Certificates. The shares of the corporation may be represented by

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certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the corporation by the Chairperson or Vice Chairperson of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the corporation certifying the number of shares owned by such holder in the corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Section 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Indemnification and Advancement of Expenses

Section 6.1. Right to Indemnification. The corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "Indemnified Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, the corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors. Further, the rights conferred on any Indemnified Person by this Section 6.1 shall not be exclusive of any other rights which such Indemnified Person may have or hereafter acquire under any statute, the corporation's articles of incorporation, agreement, vote of stockholders or disinterested directors or otherwise.

Section 6.2 Prepayment of Expenses. The corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in

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advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under Section 6.1 above (or otherwise).

Section 6.3. Claims. If a claim for indemnification or advancement of expenses under Section 6.1 or 6.2 (if such advancement is payable under Section 6.2) is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by corporation the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim.

Section 6.4. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection hereunder of any Indemnified Person in respect of any act or omission occurring prior to the time of such repeal or modification.

Section 6.5. Other Indemnification and Prepayment of Expenses. This Article VI shall not limit the right of the corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

ARTICLE VII
Miscellaneous

Section 7.1. Fiscal Year. The fiscal year of the corporation shall be determined by resolution of the Board of Directors.

Section 7.2 Seal. The corporate seal shall have the name of the corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

Section 7.3. Manner of Notice. Except as otherwise provided herein or permitted by applicable law, notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, notice of meetings may be given to stockholders by means of electronic transmission in accordance with applicable law. Without limiting the manner by which notice otherwise may be given effectively to stockholders, and except as prohibited by applicable law, any notice to stockholders given by the corporation under any provision of applicable law, the articles of incorporation, or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any stockholder who fails to object in writing to the corporation, within 60 days of having been given written notice by the corporation of its intention to send the single notice permitted

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under this Section 7.3, shall be deemed to have consented to receiving such single written notice. Notice to directors may be given by telecopier, telephone or other means of electronic transmission.

Section 7.4. Waiver of Notice of Meetings of Stockholders, Directors and Committees. Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in a waiver of notice.

Section 7.5. Form of Records. Any records maintained by the corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.

Section 7.6. Conflict With Applicable Law or Governing Documents. These bylaws are adopted subject to any applicable law and to the corporation's articles of incorporation and any Stockholders Agreement, each as amended from time to time. Whenever these bylaws may conflict with any applicable law or such governing documents, such conflict shall be resolved in favor of such law or such governing documents.

Section 7.7. Amendment of Bylaws. These bylaws may be altered, amended or repealed, and new bylaws made, by the Board of Directors, but the stockholders may make additional bylaws and may alter and repeal any bylaws whether adopted by them or otherwise.

Adopoted:

____
Adetokumboh M'Cormack
Chief Executive Officer

Date: March 16, 2023

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TGK ENTERTAINMENT, INC.

SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT (this "**Agreement**") is made as of March 16, 2023 by and among TGK Entertainment, Inc., a South Carolina corporation (the "**Corporation**") and the shareholders listed on Schedule A, and each future shareholder who may execute a joinder signature page hereto (collectively, the "**Shareholders**"). The Corporation and the Shareholders each hereby agree as follows:

Recitals

A. TGK Entertainment, LLC, a South Carolina limited liability company (the "**LLC**") was formed on April 5, 2022.

B. On March 16, 2023, as filed with the South Carolina Secretary of State, the sole member agreed to an "Plan of Conversion" in order to convert the LLC to a South Carolina statutory corporation.

C. The Corporation shall be taxed as a "Subchapter C" corporation pursuant to the Internal Revenue Code.

D. The Corporation has a total allocation of 15,000,000 shares of capital stock as detailed in the Corporation's Articles.

1. Definitions.

"**Affiliate**" means, with respect to any specified Shareholder, any other Shareholder who directly or indirectly, controls, is controlled by or is under common control with such Shareholder, including, without limitation, any general partner, managing member, officer or director of such Shareholder, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Shareholder.

"**Articles**" means the Corporation's Articles of Incorporation, as amended to date, included as part of its Certificate of Conversion, and hereafter amended or restated from time to time.

"**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from Shareholders of the Corporation shares representing more than fifty percent (50%) of the outstanding voting power of the Corporation.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"**Excluded Registration**" means (i) a registration relating to the sale of securities to employees of the Corporation or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any

form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable common stock; or (iv) a registration in which the only Stock being registered is Stock issuable upon conversion of debt securities that are also being registered.

"**Exempted Securities**" means any of the following: (i) any "Exempted Securities" as defined in the Articles, as amended; and (ii) any Shares or Derivative Securities issued with the approval of the Board of Directors (A) to suppliers or third party service providers in connection with the provision of goods or services, (B) pursuant to the acquisition of another entity by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, or (C) in connection with sponsored research, collaboration, technology license, development, marketing or other similar agreements or strategic partnerships.

"**New Securities**" means, collectively, equity securities of the Corporation, whether or not currently authorized, as well as options or warrants to purchase such equity securities, or securities of any type whatsoever that are convertible or exchangeable into or exercisable for such equity securities.

"**Major Holder**" means any holder of Stock that, individually or together with such holder's Affiliates, then holds at least ten percent (10%) of all outstanding shares of the Corporation on a fully diluted basis.

"**Person**" (or "person") means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"**Proposed Shareholder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by such Shareholder (and whether voluntary or compelled by law).

"**Proposed Transfer Notice**" means written notice from a Shareholder setting forth the terms and conditions of a Proposed Shareholder Transfer.

"**Prospective Transferee**" means any person to whom a Shareholder proposes to make a Proposed Shareholder Transfer.

"**Right of Co-Sale**" means the right, but not an obligation, of a Shareholder to participate in a Proposed Shareholder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

"**Right of First Refusal**" means the right, but not an obligation, of the Corporation, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Shareholder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

"**Secondary Notice**" means written notice from the Corporation notifying the Shareholders and selling Shareholder that the Corporation does not intend to exercise its Right of

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First Refusal as to all shares of Transfer Stock with respect to any Proposed Shareholder Transfer.

"**Secondary Refusal Right**" means the right, but not an obligation, of each Shareholder to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Shareholders) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Shareholder**" means each Shareholder named on **Schedule A** hereto, each person to whom the rights of a Shareholder are assigned pursuant to Subsection 6.9, each person who hereafter becomes a signatory to this Agreement as a Shareholder pursuant to Subsection 6.11 and any one of them, as the context may require.

"**Shareholder Notice**" means written notice from a Shareholder notifying the Corporation and the other Shareholders that such Shareholder intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Shareholder Transfer.

"Stock" means shares of stock that the Corporation is authorized to issue through its Article of Incorporation (whether now outstanding or hereafter issued in any context).

"**Transfer Stock**" means shares of Stock owned by a Shareholder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like).

"**Undersubscription Notice**" means written notice from a Shareholder notifying the Corporation and the other Shareholders that such Shareholder intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. Agreement Among the Corporation and the Shareholders.

2.1 *Right of First Refusal to the Corporation; Right of Second Refusal to Shareholders.*

(a) Right of First Refusal to the Corporation. Subject to the terms of Section 3 below, the Shareholders hereby unconditionally and irrevocably grant to the Corporation a Right of First Refusal to purchase all or any portion of Transfer Stock that any Shareholder may propose to transfer in a Proposed Shareholder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Shareholder proposing to make a Proposed Shareholder Transfer must deliver a Proposed Transfer Notice to the Chief Executive Officer each Shareholder not later than forty-five (45) days prior to the consummation of such Proposed Shareholder Transfer. Such Proposed Transfer Notice shall contain

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the material terms and conditions (including price and form of consideration) of the Proposed Shareholder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Shareholder Transfer. To exercise its Right of First Refusal under this Subsection 2.1, the Corporation must deliver written notice of its intent to do so to the Board of Directors within fifteen (15) days after delivery of the Proposed Transfer Notice ("**Corporation Exercise Notice**").

(c) Grant of Secondary Refusal Right to the Shareholders. Subject to the terms of Section 3 below, the selling Shareholder hereby unconditionally and irrevocably grants to the non-selling Shareholders Corporation a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Corporation pursuant to the Right of First Refusal, as provided in Subsection 2.1(a). If the Corporation does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Shareholder Transfer, a waiver of the Right of First Refusal must be delivered to the non-Selling Shareholders to that effect no later than fifteen (15) days after the selling Shareholder delivers the Proposed Transfer Notice to the Corporation. To exercise the Secondary Refusal Right, each Shareholder must deliver a Secondary Notice to the Corporation within ten (10) days after the Corporation's dated delivery of its waiver of its Right of First Refusal as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Corporation and the non-Selling Shareholders with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c) (the "**Shareholder Notice Period**"), then the Corporation shall, immediately after the expiration of the Shareholder Notice Period, send written notice (the "**Corporation Undersubscription Notice**") to those Shareholders who fully exercised their Secondary Refusal Right within the Shareholder Notice Period (the "**Exercising Shareholders**"). Each Exercising Shareholder shall, subject to the provisions of this Subsection 2.1(d), have an option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Shareholder must deliver an Undersubscription Notice to the other Shareholders and the Corporation within ten (10) days after the expiration of the Shareholder Notice Period. In the event there are two (2) or more such Exercising Shareholders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Shareholders pro rata based on the number of shares of Transfer Stock such Exercising Shareholders have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Shareholder has elected to purchase pursuant to the Corporation Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Shareholders, the Corporation shall immediately notify all of the Exercising Shareholders and the Shareholders of that fact.

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(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Corporation's Board of Directors and as set forth in the Corporation Exercise Notice. If the Corporation or any Shareholder cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Corporation or such Shareholder may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Corporation Exercise Notice. The closing of the purchase of Transfer Stock by the Corporation and the Shareholders shall take place, and all payments from the Corporation and the Shareholders shall have been delivered to the Shareholders, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Shareholder Transfer; or (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2. *Right of Co-Sale.*

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Shareholder Transfer is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Shareholder may elect to exercise its Right of Co-Sale and participate on a *pro rata* basis in the Proposed Shareholder Transfer as set forth in Subsection 2.2(b) below and, subject to Subsection 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Shareholder who desires to exercise its Right of Co-Sale (each, a "**Participating Shareholder**") must give each Shareholder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Shareholder shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Shareholder may include in the Proposed Shareholder Transfer all or any part of such Participating Shareholder's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Shareholder Transfer (excluding shares purchased by the Corporation or the Participating Shareholders pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Shareholder immediately before consummation of the Proposed Shareholder Transfer and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Shareholders immediately prior to the consummation of the Proposed Shareholder Transfer, plus the number of shares of Transfer Stock held by the Shareholders. To the extent one (1) or more of the Participating Shareholders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the Shareholders may sell in the Proposed Shareholder Transfer shall be correspondingly reduced.

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(c) Purchase and Sale Agreement. The Participating Shareholders and the selling shareholder agree that the terms and conditions of any Proposed Shareholder Transfer in accordance with Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Shareholders and the Shareholders further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2.

(d) Allocation of Consideration.

(i) Subject to Subsection 2.2(d)(ii), the aggregate consideration payable to the Participating Shareholders and the selling Shareholders shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Shareholder and the Shareholders as provided in Subsection 2.2(b).

(ii) In the event that the Proposed Shareholder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Shareholders and the Shareholders in accordance with the Articles as if the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding. In the event that a portion of the aggregate consideration payable to the Participating Shareholder(s) and the Shareholders is placed into escrow, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow (the "**Initial Consideration**") shall be allocated in accordance with the Articles as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Shareholder(s) and the Shareholders upon release from escrow shall be allocated in accordance with the Articles after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e) Purchase by the Shareholders; Deliveries. Notwithstanding Subsection 2.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Shareholder or other Shareholders or upon the failure to negotiate in good faith a Purchase and Sale Agreement satisfactory to the Participating Shareholders, the selling Shareholder may not sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, each Shareholder purchases all securities subject to the Right of Co-Sale from such Participating Shareholder or Shareholders on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Subsection 2.2(d)(i); *provided, however*, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by each

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Shareholder to such Participating Shareholder or Shareholders shall be made in accordance with Subsection 2.2(d)(ii). In connection with such purchase by each Shareholder, such Participating Shareholder or Shareholders shall deliver to the Shareholders any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the Shareholder (or request that the Corporation effect such transfer in the name of the Shareholder). Any such shares transferred to the Shareholder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the Shareholder shall concurrently therewith remit or direct payment to each such Participating Shareholder the portion of the aggregate consideration to which each such Participating Shareholder is entitled by reason of its participation in such sale as provided in this Subsection 2.2(e).

(f) Additional Compliance. If any Proposed Shareholder Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Corporation, a Shareholder may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Shareholder hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Subsection 2.2.

2.3 *Effect of Failure to Comply.*

(a) Transfer Void; Equitable Relief. Any Proposed Shareholder Transfer not made in compliance with the requirements of this Agreement shall be null and *void ab initio*, shall not be recorded on the books of the Corporation or its transfer agent and shall not be recognized by the Corporation. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Shareholder becomes obligated to sell any Transfer Stock to the Corporation or any Shareholder under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Corporation and/or such Shareholder may, at its option, in addition to all other remedies it may have, send to such Shareholder the purchase price for such Transfer Stock as is herein specified and transfer to the Corporation or such Shareholder (or request that the Corporation effect such transfer in the name of a Shareholder) on the Corporation's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

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2.4 *Violation of Co-Sale Right*. If a Shareholder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Shareholder who desires to exercise its Right of Co-Sale under Subsection 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require the Shareholder to purchase from such Shareholder the type and number of shares of Capital Stock that such Shareholder would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Subsection 2.2. The sale will be made on the same terms, including, without limitation, as provided in Subsection 2.2(d)(i) and Subsection 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Shareholder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Shareholder learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Subsection 2.2. Such Shareholder shall also reimburse each Shareholder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Shareholder's rights under Subsection 2.2.

3. Exempt Transfers.

3.1 *Exempted Transfers*. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsections 2.1 and 2.2 shall not apply (a) in the case of a Shareholder that is an entity, upon a transfer by such Shareholder to its shareholders, members, partners or other equity holders, or (b) to a repurchase of Transfer Stock from a Shareholder by the Corporation at a price no greater than that originally paid by the shareholder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors; *provided, however*, in the case of any transfer pursuant to clause (a) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2 *Exempted Offerings*. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**").

3.3 *Prohibited Transferees*. Notwithstanding the foregoing, no Shareholder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Corporation's Board of Directors, directly or indirectly competes with the Corporation; or (b) any customer, distributor or supplier of the Corporation, if the Corporation's Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Corporation at a competitive disadvantage with respect to such customer, distributor or supplier.

4. Drag-Along; Tag-Along; Preemptive Rights; and Certain Other Matters.

4.1 *Drag-Along Right*.

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(a) Definitions. A "**Stock Sale**" shall mean a Change of Control involving the transfer of more than fifty percent (50%) of the outstanding voting power of the Corporation.

(b) Actions to be Taken. In the event that the Shareholders holding a majority of the voting Stock then held by all of the Shareholders voting as a single class (collectively, the "**Electing Holders**") approve a Change of Control in writing, specifying that this Subsection 4.1 shall apply to such transaction, then each Shareholder and the Corporation hereby agree:

(i) if such transaction requires shareholder approval, with respect to all Shares that such Shareholder owns or over which such Shareholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Corporation (together with any related amendment to the Articles required in order to implement such Sale of the Corporation) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Corporation to consummate such Sale of the Corporation;

(ii) if such transaction is a Stock Sale, to sell the same proportion of shares of Capital Stock of the Corporation beneficially held by such Shareholder as is being sold by the Electing Holders to the person to whom the Electing Holders propose to sell their Shares, and, except as permitted in Subsection 4.1(c) below, on the same terms and conditions as the Electing Holders;

(iii) to execute and deliver all related documentation and take such other action in support of the Sale of the Corporation as shall reasonably be requested by the Corporation or the Electing Holders in order to carry out the terms and provision of this Subsection 4.1, including, without limitation, executing and delivering instruments of conveyance and transfer, and any offering memorandum, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(iv) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Corporation owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Change of Control;

(v) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Change of Control;

(vi) if the consideration to be paid in exchange for the Shares pursuant to this Subsection 4.1 includes any securities and due receipt thereof by any

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Shareholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Shareholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited Shareholders" as defined in Regulation D promulgated under the Securities Act, the Corporation may cause to be paid to any such Shareholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Shareholder, an amount in cash equal to the fair value (as determined in good faith by the Corporation) of the securities which such Shareholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(vii) in the event that the Electing Holders, in connection with such Sale of the Corporation, appoint a shareholder representative (the "**Shareholder Representative**") with respect to matters affecting the Shareholders under the applicable definitive transaction agreements following consummation of such Change of Control, (x) to consent to (i) the appointment of such Shareholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Shareholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Shareholder Representative in connection with such Shareholder Representative's services and duties in connection with such Change of Control and its related service as the representative of the Shareholders, and (y) not to assert any claim or commence any suit against the Shareholder Representative or any other Shareholder with respect to any action or inaction taken or failed to be taken by the Shareholder Representative in connection with its service as the Shareholder Representative, absent fraud or willful misconduct.

(c) Exceptions. Notwithstanding the foregoing, a Shareholder will not be required to comply with Subsection 4.1(b) above in connection with any proposed Change of Control (the "**Proposed Sale**"), unless:

(i) the Shareholder shall not be liable for the inaccuracy of any representation or warranty made by any other person in connection with the Proposed Sale, other than the Corporation (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Corporation as well as breach by any shareholder of any of identical representations, warranties and covenants provided by all shareholders);

(ii) the liability for indemnification, if any, of such Shareholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Corporation or its Shareholders in connection with such Proposed Sale, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Corporation as well as breach by any shareholder of any of identical representations, warranties and covenants provided by all shareholders),

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and subject to the provisions of the Articles related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Shareholder in connection with such Proposed Sale (except where the liability is for the inaccuracy of any representations and warranties made by such Shareholders itself regarding matters related to such Shareholder or its Shares);

(iii) upon the consummation of the Proposed Sale (i) each holder of each class or series of the Corporation's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock and (ii) each holder of Capital Stock will receive the same amount of consideration per share of Capital Stock as is received by other holders in respect of their shares of Capital Stock; *provided, however*, that, notwithstanding the foregoing, if the consideration to be paid includes any securities and due receipt thereof would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited Shareholders" as defined in Regulation D promulgated under the Securities Act, the Corporation may cause to be paid to a selling Shareholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by a selling Shareholder, an amount in cash equal to the fair value (as determined in good faith by the Corporation) of the securities which a selling Shareholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(iv) subject to clause (iii) above, requiring the same form of consideration to be available to the holders of any single class or series of Capital Stock, if any holders of any Capital Stock of the Corporation are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such Capital Stock will be given the same option; provided, however, that nothing in this clause (iv) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Corporation's shareholders; provided, further that, to the extent requested or required by the acquiring party in the Proposed Sale, certain shareholders may be granted rollover equity or similar equity exchange rights by the acquiring party in the Proposed Sale that are not offered to all shareholders.

4.2 *Tag-Along Right*. No Shareholder shall be a party to any Stock Sale unless:

(a) all holders of Capital Stock are given a reasonable opportunity to participate in such transaction; and

(b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Articles in effect immediately prior to

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the Stock Sale, unless the holders of at least a majority of the voting Stock elect to receive a lesser amount by written notice given to the Corporation at least five (5) days prior to the effective date of any such transaction or series of related transactions.

4.3 *Preemptive Right.*

(a) Subject to the terms and conditions of this Subsection 4.3 and applicable securities laws, if the Corporation proposes to offer or sell any New Securities, the Corporation shall offer a portion of such New Securities to each Major Holder as provided herein. The Corporation shall give notice (the "**Offer Notice**") to each Major Holder, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and expected material terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Corporation within twenty (20) days after the Offer Notice is given, each Major Holder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Capital Stock then actually held by such Major Holder bears to the total fully-diluted Capital Stock of the Corporation then outstanding. All final calculations and determinations of the portion of the New Securities to be offered to each Major Holder shall be made by the Corporation and shall be conclusively binding on all Major Holders. The closing of any sale pursuant to this Subsection 4.3(b) shall occur on one or more dates selected by the Corporation within ninety (90) days of the date of initial sale of New Securities. The Corporation may offer and sell the remaining portion (including but not limited to any unsubscribed portion hereunder) of such New Securities to any person or persons at a price not less than specified in the Offer Notice.

(c) Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Subsection 4.3, the Corporation may elect to instead give notice to the Major Holders within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and material terms of the New Securities. In such case each Major Holder shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that such Major Holder would have been entitled to purchase pursuant to Subsection 4.3(b) if the provisions of Subsection 4.3 had been complied with before issuance of the New Securities. The closing of such sale shall occur within sixty (60) days of the date notice is given to the Major Holders.

4.4 *Certain Information.* The Corporation shall deliver to each Major Holder, as soon as practicable, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Corporation (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and a comparison between the actual amounts as of and for such fiscal year and the comparable amounts for the prior year, and (iii) a statement of shareholders' equity as of the end of such year, all such financial statements audited by independent public accountants selected by the Corporation. Notwithstanding anything else in this Subsection 4.4 to the contrary, the Corporation may cease providing the information set forth in this Subsection 4.4 during the period starting with the date thirty (30) days before the Corporation's good faith

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estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering. The covenants set forth in this Subsection 4.4 shall terminate and be of no further force or effect (a) immediately before the consummation of an initial public offering, or (b) when the Corporation first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, whichever event occurs first.

4.5 *Confidentiality*. Each Shareholder agrees that such Shareholder will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Corporation) any confidential information obtained from the Corporation pursuant to the terms of this Agreement, unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 4.5), (b) is or has been independently developed or conceived by the Shareholder without use of the Corporation's confidential information, or (c) is or has been disclosed to the Shareholder by a third party without a breach of any obligation of confidentiality such third party may have to the Corporation; *provided, however*, that a Shareholder may disclose confidential information: (i) to its attorneys, accountants, consultants, and other professionals solely to the extent necessary to obtain their services in connection with monitoring its investment in the Corporation; or (ii) as may otherwise be required by law, provided that the Shareholder first notifies the Corporation or such required disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

5. Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Shareholders or issued to any permitted transferee in connection with a transfer permitted by Subsection 3.1 hereof shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN SHAREHOLDERS AGREEMENT BY AND AMONG THE SHAREHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Shareholder agrees that the Corporation may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 5 above to enforce the provisions of this Agreement, and the Corporation agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

6. Miscellaneous.

6.1 *Term*. This Agreement shall automatically terminate upon the earlier of (a) the termination of the Corporation or (b) immediately prior to the consummation of the Corporation's initial public offering.

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6.2 *Stock Split.* All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3 *Ownership.* Each Shareholder represents and warrants that such Shareholder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4 *Dispute Resolution.* The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Charleston County, South Carolina and to the jurisdiction of the United States District Court for the District of South Carolina for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Charleston County, South Carolina or the United States District Court for the District of South Carolina, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of South Carolina or any court of the State of South Carolina having subject matter jurisdiction.

6.5 *Notices.* All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual

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receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A (with a copy, which shall not constitute notice, to such Shareholder's legal counsel as set forth on such Schedule A), as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Corporation, it shall be sent to the Corporation's address set forth on its signature page hereto; and a copy (which shall not constitute notice) shall also be sent to the Corporation's legal counsel as forth on such signature page.

6.6 *Entire Agreement*. This Agreement (including, the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.7 *Delays or Omissions*. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8 *Amendment; Waiver and Termination*. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Corporation and (b) the Shareholders holding a majority of the voting Stock then held by all of the Shareholders (voting as a single class). Any amendment, modification, termination or waiver so effected shall be binding upon the Corporation the Shareholders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, the consent of the Shareholders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Shareholders. The Corporation shall use good faith efforts to give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more

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instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9 *Assignment of Rights.*

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Shareholder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Corporation and the Shareholders, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Shareholders hereunder are not assignable without the Corporation's written consent (which shall not be unreasonably withheld, delayed or conditioned).

(d) Except in connection with an assignment by the Corporation by operation of law to the acquirer of the Corporation, the rights and obligations of the Corporation hereunder may not be assigned under any circumstances.

6.10 *Severability*. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 *Additional Shareholders.* Notwithstanding anything to the contrary contained herein, if the Corporation issues additional shares of the Corporation's stock after the date hereof, any purchaser of such shares may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement.

6.12 *Governing Law.* This Agreement shall be governed by the internal law of the State of South Carolina.

6.13 *Titles and Subtitles.* The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.14 *Counterparts.* This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. Federal ESIGN Act of 2000, *e.g.*,

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www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.15 *Aggregation of Stock.* All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.16 *Specific Performance; Power of Attorney.* Each Shareholder acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the Shareholders in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Corporation and the Shareholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Shareholder shall be entitled to specific performance of the agreements and obligations of the Corporation and the Shareholders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction. Each Shareholder hereby constitutes and appoints as the proxies of the Shareholders and hereby grants a power of attorney to the President of the Corporation, and a designee of the Electing Holders, and each of them, with full power of substitution, with respect to the matters set forth herein. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Corporation and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Subsection 6.1 hereof. Each Shareholder hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Subsection 6.1, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

6.17 *Consent of Spouse.* If any Shareholder is married on the date of execution of this Agreement, such Shareholder's spouse shall execute and deliver to the Corporation a Consent of Spouse in the form of Exhibit A hereto ("**Consent of Spouse**"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Shareholder's shares of Transfer Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Shareholder should marry or remarry subsequent to the date of this Agreement, such Shareholder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same. The provisions of this Subsection 6.17 may be waived with the explicit and specific approval of the Corporation's Board of Directors.

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IN WITNESS WHEREOF, the parties have executed this Shareholders Agreement as of the date first written above.

SHAREHOLDERS:

By: ______________________________
Adetokumboh M'Cormack

By: Chris W. Freeman
Chris Freeman

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SCHEDULE A

Stockholder	**Shares Held**
Adetokumboh M'Cormack	3,500,000 (Common Stock)
Chris Freeman	1,500,000 (Common Stock)
TOTAL	**5,000,000**

<u>Exhibit A</u>
CONSENT OF SPOUSE

I, [____________________], spouse of [______________], acknowledge that I have read the Shareholders Agreement, dated as of _________ __, 20__, to which this Consent is attached as <u>Exhibit A</u> (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding certain rights to certain other holders of Capital Stock of the Corporation upon a Proposed Shareholder Transfer of shares of Transfer Stock of the Corporation which my spouse may own including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of Transfer Stock of the Corporation subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of Transfer Stock of the Corporation shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated as of _________ __, 20__.

____
Signature

____
Print Name

Title	Hello
File name	1678916026-Organi...ainment__Inc..pdf
Document ID	76dcbfe88abdc5e6082f9c4ab7de6f99be29009e
Audit trail date format	MM / DD / YYYY
Status	Signed

This document was requested on buxtonandcollie.cliogrow.com and signed on buxtonandcollie.cliogrow.com

Document History

SENT	**03 / 15 / 2023** 17:34:51 UTC-4	Sent for signature to Adetokumboh F. M'Cormack (adetokumboh@gmail.com) and Chris Freeman (chrisfreemanfilms@gmail.com) from cmclaughlin@buxtonandcollie.com IP: 50.224.185.178
VIEWED	**03 / 16 / 2023** 11:25:11 UTC-4	Viewed by Adetokumboh F. M'Cormack (adetokumboh@gmail.com) IP: 102.223.168.240
SIGNED	**03 / 16 / 2023** 11:25:54 UTC-4	Signed by Adetokumboh F. M'Cormack (adetokumboh@gmail.com) IP: 102.223.168.240
VIEWED	**03 / 19 / 2023** 14:07:40 UTC-4	Viewed by Chris Freeman (chrisfreemanfilms@gmail.com) IP: 104.193.114.102

Title	Hello
File name	1678916026-Organi...ainment__Inc..pdf
Document ID	76dcbfe88abdc5e6082f9c4ab7de6f99be29009e
Audit trail date format	MM / DD / YYYY
Status	Signed

This document was requested on buxtonandcollie.cliogrow.com and signed on buxtonandcollie.cliogrow.com

Document History

SIGNED	**03 / 19 / 2023** 14:08:47 UTC-4	Signed by Chris Freeman (chrisfreemanfilms@gmail.com) IP: 104.193.114.102
COMPLETED	**03 / 19 / 2023** 14:08:47 UTC-4	The document has been completed.